INVEST IN **LEANMED LLC**

Medical device company on a mission to bring essential treatment to 1.2B people


LEANMED
Mission Driven Innovation

leanmedinnovation.com   Pittsburgh PA

Technology | Infrastructure | Healthcare | Social Impact | Sustainability

LEAD INVESTOR



Greg Coticchia

I am investing in LeanMed because I believe in the mission, the people, and the technology. The mission has undeniable value to those in need whom it serves. They have already demonstrated the ability to deliver value with the O2 product, that delivers vital medical oxygen to the 1.2 billion patients of rural health clinics that lack grid electricity. In addition, the team has deep and relevant experience. This is demonstrated already in that they have partnered with global health care organizations like Philips, and are recognized for what they do by the World Health Organization. Finally there is a the technology. A compact design with large filling capacity make it extremely cost efficient and long lasting. In addtion the cube's durable battery is powered by solar energy. These capabilities meet both the market needs and the companies business model. In summary, LeanMed has a meaningful mission, with solid market timing, in a large and underserved market. I am impressed with their early growth and success, and believes this could take off as they scale their business.

Invested $5,000 this round

Highlights

1. LeanMed's O2 Cube is a solar powered medical oxygen production system for off-grid rural communities
2. The O2 Cube is recognized by the WHO as an Innovative Health Technology for Low Resource Settings
3. Our focus is the 50,000 rural health centers & hospitals w/o electricity serving 1.2 billion people
4. There is a significant financial opportunity to leverage current medtech IP into underserved markets
5. Secular growth technologies such as solar and IoT will be innovation platforms for LeanMed.
6. We have strong, global supporters such as Philips Healthcare, Goal Zero and Masimo.

5. Secular growth technologies such as solar and IoT will be innovation platforms for LeanMed.
6. We have strong, global supporters such as Philips Healthcare, Goal Zero and Masimo.

Our Team



Mark Adkins Co-Founder & CEO

Experienced Director of Product Development at 2 Fortune 500 companies. Responsible for new products programs with lifetime sales of $1B. Product innovation consultant to one of the world's largest medical device companies.

> When we learned that almost 1 million children die from pediatric pneumonia every year and that 99% of these deaths occur in developing nations we were inspired to create LeanMed and start a mission to close the gap between healthcare in the developed nations and the developing ones.

Jessica Starck Program Manager



Jessica Starck Program Manager

Bachelors in Industrial Engineering from University of Missouri. Masters from University of Pittsburgh. 5 years of industry experience in manufacturing, logistics, & process improvements



Anna Dzuricky

Bachelors in Bioengineering, Mechanical Engineering from the University of Pittsburgh. Mechanical Engineer for Philips Respironics.



Alyson Maguire Marketing Lead

Senior Digital Marketing & Analytics / Digital Media Arts Minor at Duquesne University. Director of a consumer trends blog for 2+ years managing a team of students. Redesigned & managed launch of 2 WordPress websites.



Anupama Shah Product Manager

MBA & Medical Product Engineering graduate student at University of Pittsburgh. Bachelors in Biomedical Engineering, minor in Industrial Design.



Zexi Liu

ECE Ph.D. student at Carnegie Mellon University. 4 years of DRAM ATE test engineering at Micron Technology. Led the backend test & equipment development for the 1st gen DDR5 products. Electrical engineer at Fermi & Western Dig.



Dr. Kilichan Gurleyik Engineering Advisor



James Newton Clinical Lead

LeanMed Founding Member -- Bachelors in Biomedical Engineering from the University of Utah. Graduating from the University of Pittsburgh with MD and MS in Clinical Research, with global health focus.



Olga Pogoda

Our Story


LEANMED
A medical device company dedicated to bringing essential treatment to remote, underserved regions through innovative technologies


PEDIATRIC

is the #1 killer of children in the world, averaging 800,000 deaths/yr.

99% of these deaths occur in


PNEUMONIA

developing nations


COVID-19

ravages all ages, especially in developing nations where access to essential treatments are scarce

COMMON PROBLEM

Lack of access to medical oxygen



Oxygen is required to treat pediatric pneumonia and COVID-19 and yet it is in short supply in the developing world.

Poor **infrastructure**, **environmental** and **financial** challenges limit their ability to access life-saving O2.

SOLUTION

A solar-powered, supplemental oxygen system designed with proven technology & repackaged for ease of use & durability

O_2cube
every breath counts


O₂ purity level
battery level
solar panel
O₂ cylinders
pulse oximeter

ENGINEERING

Our engineered O_2 Cube has been built with proven technologies


UltraFill oxygen compressor
EverFlo oxygen concentrator
Power Converter
Battery

ADDRESSABLE MARKET

Potential reach of **1.2B people** who lack access to medical oxygen




Rural Population
3.4 Billion People
Rural Population with Unstable Power & High Solar Energy
1.2 Billion People
50,000 Rural Health Centers (RHC) & Hospitals (RH) Serving the 1.2 Billion
Sub-Sahara Africa
10,000 RHC's & RH's


Launch
Markets

O_2 CUBE Development Timeline

2021				2022				2023			
Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	In-Kind Donations	Grants & Philanthropy	Impact Investment Raise	Product Development		Beta Testing		LAUNCH			

Fast Track Pilot Programs
field work, site relationships, network development, data collection

O_2 Cube Development
prototyping, field testing, manufacturing

O_2 Cube Distribution
secure supplier & distributor agreements

Forward-looking projections cannot be guaranteed.

FAST TRACK The world can't wait – so neither will we

What is it?

A pilot program initiated to better understand the demand for oxygen and learn how versatile the O_2 Cube is by implementing variations of the product in multiple locations with different needs.

How does it work?

The Fast Track O_2 Cube is the minimal viable product version of the engineered O_2 Cube that uses already FDA-approved components donated by various organizations including Philips, Goal Zero, and Masimo.


Fast Track
O2 Cube
Goal Zero
Yeti 3000x
Philips
UltraFill
Philips
EverFlo
Masimo
Rad-G Pulse
Oximeter

FAST TRACK Program Locations & Supporters


Senegal
Air Liquide
Oxygen House
Air Liquide
India
Philips Off-Grid
Health Center
PHILIPS
Nigeria
HealthPort
Pediatric Ward
HEALTHPORT
Uganda
ICChange
Rural Hospital Support
ICCHANGE

COMPANY HISTORY

2018
- Winner of the University of Pittsburgh Blast Furnace competition **$10,000**
- Developed functional O2 Cube prototype

2019
- Acceptance into Idea Foundry Accelerator **$10,000**
- Malawi Pulse Oximetry Project

2020
- Duquesne University New Venture Competition Finalist
- Acceptance into life sciences incubator, LifeX Labs
- Unitaid Explore Challenge Finalist

2021
- Finalist in PinCh Competition **$50,000**
- Wefunder crowdfunding campaign started. **$50,000** raise to date
- Licensed UltraFill oxygen filling station from Philips
- O2 Cube included in 2021 WHO Compendium of Innovative Health Technologies for Low-Resource Settings

O_2 CUBE Development: Use of Funds

Milestone	Funding Needed	Estimated Completion
System Engineering	$100,000	Month 3
Prototype Build & Testing (Functional & Usability)	$50,000	Month 6
Installation & Field Testing of Beta Prototypes	$50,000	Month 9
Crowdfunding, Marketing & Support Services	$50,000	Month 12
	$250,000	

**forward looking projections cannot be guaranteed*



JOIN OUR MISSION

to help LeanMed bring medical oxygen to rural health centers around the world and save lives